Exhibit 12.1

priceline.com Incorporated

CALCULATION OF RATIO

OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio data)

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2007		2006		2007		2006

Fixed Charges Computation:
Preferred stock dividend	$—		$—		$1,555		$865
Interest expense, including amortization of debt issuance costs	2,484		1,554		4,954		3,053
Assumed interest element included in rent expense	415		310		787		602
Total fixed charges and preferred dividends	2,899		1,864		7,296		4,520

Earnings Computation:
Earnings before income taxes, equity in income (loss) of investees and minority interests	50,870		18,982		24,655		17,940

Less:
Preferred stock dividend	—		—		(1,555)		(865)
Minority interests	(1,703)		(952)		(1,886)		(664)
Add:
Fixed charges	2,899		1,864		7,296		4,520
Earnings as adjusted	$52,066		$19,894		$28,510		$20,931

Ratio of earnings to fixed charges	18.0	x	10.7	x	5.0	x	5.7	x
Ratio of earnings to fixed charges and preferred dividends	18.0	x	10.7	x	3.9	x	4.6	x